
December 5, 2012

Via E-Mail
Mr. Joseph O. Evans
Chief Financial Officer
Chaparral Energy, Inc.
701 Cedar Lake Boulevard
Oklahoma City, Oklahoma 73114

      Re: Chaparral Energy, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2011
            Filed March 29, 2012
            File No. 333-134748

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Oil and Natural Gas Reserves, page 20

1.   We note your disclosure explaining that your proved undeveloped reserves include 2.5 MMBoe of undeveloped reserves from your Camrick area CO_2 EOR projects and 14.1 MMBoe of undeveloped reserves from your North Burbank polymer EOR projects that have been reported for more than five years. We further note your disclosure on page 14 indicating that there have been delays in the development of the North Burbank polymer project due to the limitation of fresh water and third party services. Please tell us how you determined that these circumstances would not preclude booking these reserves initially or continuing to claim these reserves once it became known that development would not occur within 5 years. Refer to Compliance and Disclosure Interpretation 131.04 for information regarding what constitutes adoption of a development plan. Also see

Compliance and Disclosure Interpretations 108.01 and 131.03 for information regarding "development projects" and "specific circumstances."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief